Twin Vee PowerCats Co.

3101 S. US-1

Ft. Pierce, Florida 34982

January 21, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Twin Vee Powercats Co. Registration Statement on Form S-1 (File No. 333-292661)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 16, 2026, in which we requested, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Wednesday, January 21, 2026. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please contact Arthur S. Marcus, Esq. of Sichenzia Ross Ference Carmel LLP at (516) 459-9161 if you have any other questions or concerns regarding this matter.

Very truly yours,

TWIN VEE POWERCATS CO.

By:	/s/ Joseph C. Visconti
Name:	Joseph C. Visconti
Title:	Chief Executive Officer